UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            ☐                         Form 40-F            ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       ☐                        No             ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 28, 2014	/s/ Anna M. Tudela

	Name:	Anna M. Tudela
	Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Technical Report on the Pueblo Viejo Project, Sanchez Ramirez Province, Dominican Republic, dated March 27, 2014

99.2	Consent of Luke Evans

99.3	Consent of Hugo M. Miranda

99.4	Consent of Kathleen Ann Altman

99.5	Éléonore Gold Project, Québec, Canada, NI 43-101 Technical Report, dated effective as of January 26, 2014

99.6	Consent of Denis Fleury

99.7	Consent of Andy Fortin

99.8	Consent of Tony Brisson

99.9	Consent of Christine Beausoleil

99.10	Consent of Luc Joncas